UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
 Under the Securities Exchange Act of 1934
(Amendment No. 2)

MULTIMEDIA GAMES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

625453105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-l(b)

☐ Rule 13d-l(c)

☒  Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	625453105

1	Names of Reporting Persons.
	Anthony Michael Sanfilippo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3	SEC use only

4	Citizenship or Place of Organization

	USA

	5	Sole Voting Power

Number of		1,030,550
Shares	6	Shared Voting Power
Beneficially
Owned by		0

Each	7	Sole Dispositive Power
Reporting
Person		1,030,550
With:
	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,030,550

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

	☐

11	Percent of Class Represented by Amount in Row (9)

	3.69%(1)

12	Type of Reporting Person (See Instructions)

	IN

(1) Based upon 27,369,366 shares of Common Stock outstanding as of December 31, 2010.

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Item 1(a).	Name of Issuer:

Multimedia Games, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

206 Wild Basin Road, Building B
Austin, TX  78746

Item 2(a).	Name of Person Filing:

Anthony Michael Sanfilippo

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Multimedia Games, Inc.
206 Wild Basin Road, Building B
Austin, TX  78746

Item 2(c).	Citizenship or Place of Organization:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

625453105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

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Item 4.	Ownership.

(a)	Amount beneficially owned: As of December 31, 2010, Anthony Michael Sanfilippo is the record owner of 1,030,550 shares of Common Stock.

(b)	Percent of class: 3.69%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,030,550

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,030,550

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

(Date)

/s/ Anthony Sanfilippo

 (Signature)

Anthony Sanfilippo, Director

(Name and Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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